UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Goldman Sachs Private Markets Fund 2018 (A) LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 West Street

New York, New York 10282

Telephone Number (including area code):

(212) 902-1000

Name and address of agent for service:

David S. Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

COPIES TO:

Stephen H. Bier, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒    NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 11th day of October, 2017.

Goldman Sachs Private Markets Fund 2018 (A) LLC
By:	/s/ James A. McNamara
James A. McNamara Member